SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                            FORM 11-K



(Mark One)

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
              EXCHANGE ACT OF 1934 [FEE REQUIRED]

           For the fiscal year ended December 31, 1995

                                OR

     [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
         SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

     For the transition period from ___________ to __________

               Commission file number 33-56369


             JEFFERSON-PILOT CORPORATION TEAMSHARE PLAN
                    (Full title of the plan)


                   JEFFERSON-PILOT CORPORATION
(Name of the issuer of the securities held pursuant to the plan)


                     100 North Greene Street
                Greensboro, North Carolina  27401
             (Address of principal executive office)

JEFFERSON-PILOT CORPORATION TEAMSHARE PLAN
TABLE OF CONTENTS

                                                                 PAGE

INDEPENDENT AUDITOR'S REPORT

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits
     December 31, 1995

Statements of Changes in Net Assets Available for
     Benefits for the Year Ended December 31, 1995

Notes to Financial Statements


SUPPLEMENTAL SCHEDULES AS OF DECEMBER 31, 1995
     AND FOR THE YEAR THEN ENDED:

Item 27a - Schedule of Assets Held for Investment
     Purposes - December 31, 1995

Item 27d - Schedule of Reportable Transactions for the Year Ended December 31, 1995

SIGNATURES

EXHIBIT

Supplemental schedules other than those listed above are omitted because of the absence of the conditions under which they are required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 or because the required information is included in the financial statements or in the notes thereto.

Jefferson-Pilot Corporation
Teamshare plan
Financial Report
December 31, 1995

Contents


INDEPENDENT AUDITOR'S REPORT                                             1

FINANCIAL STATEMENTS

Statement of net assets available for benefits, with fund information    2

Statement of changes in net assets available for benefits,
    with fund information                                                3

Notes to financial statements                                       4 - 10


SUPPLEMENTARY INFORMATION

Schedule of Assets Held for Investment Purposes                         11

Schedule of Reportable Transactions                                     12

Independent Auditor's Report


To the Plan Administrator and Participants
Jefferson-Pilot Corporation Teamshare Plan
Greensboro, North Carolina

We have audited the accompanying statement of net assets available for benefits, with fund information of Jefferson-Pilot Corporation Teamshare Plan as of December 31, 1995, and the related statement of changes in net assets available for benefits, with fund information for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Jefferson-Pilot Corporation Teamshare Plan as of December 31, 1995 and the changes in net assets available for benefits for the year then ended, in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedules of assets held for investment purposes as of December 31, 1995 and reportable transactions for the year ended December 31, 1995 are presented for the purpose of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and are not a required part of the basic financial statements. The fund information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for the purpose of additional analysis, rather than to present the net assets available for benefits and the changes in net assets available for benefits of each individual fund. The supplementary schedules and fund information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



June 28, 1996
Greensboro, North Carolina

JEFFERSON-PILOT CORPORATION
TEAMSHARE PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION DECEMBER 31, 1995

                       Jefferson-Pilot  JP Life    JP Investment   Fidelity VIP    Fidelity VIP   Fidelity
                         Common Stock Guaranteed    Grade Bond    Equity-Income     Growth      VIP Overseas   Loan
                            Fund        Fund          Fund            Fund          Fund           Fund        Fund      Total
ASSETS

Contributions receivable,
  sponsor                 $2,336,256    $    -      $    -        $     -         $   -          $   -      $  -     $ 2,336,256
Contributions receivable,
  participants                -            27,120        -              -             -              -         -          27,120
Investments (Note 3)       2,563,231    1,083,434     782,387      1,841,089       2,615,663      901,979    67,683    9,855,466

Net Assets Available
  For Benefits            $4,899,487   $1,110,554   $ 782,387     $1,841,089      $2,615,663     $901,979   $67,683  $12,218,842


See Notes to Financial Statements.

JEFFERSON-PILOT CORPORATION
TEAMSHARE PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION YEAR ENDED DECEMBER 31, 1995

                      Jefferson-Pilot   JP Life    JP Investment   Fidelity VIP    Fidelity VIP   Fidelity VIP
                       Common Stock   Guaranteed    Grade Bond    Equity-Income     Growth         Overseas     Loan
                           Fund          Fund          Fund            Fund          Fund           Fund        Fund      Total
Additions:
  Contributions:
   Participants          $1,209,741   $  720,822    $ 460,433      $1,148,599      $1,650,436     $ 631,393   $   -    $ 5,821,424
   Sponsor:
       Matching             579,898        -             -              -               -               -         -        579,898
       Gainshare          2,313,247        -             -             -                -               -         -      2,313,247
                          2,893,145        -             -             -                -               -         -      2,893,145
   Rollover                 165,449       53,334        6,692         128,286         124,459        42,973       -        521,193

Total contributions       4,268,335      774,156      467,125       1,276,885       1,774,895       674,366       -      9,235,762

Net Investment Income:
  Dividends                  58,624        -             -              -               -               -          -        58,624
  Interest                       16       25,868           21              35             17              7      1,209      27,173
  Net appreciation in
   value of investments     312,038        -           50,517         227,985         255,116        51,140       -        896,796
  Net investment income     370,678       25,868       50,538         228,020         255,133        51,147      1,209     982,593

Total Additions           4,639,013      800,024      517,663       1,504,905       2,030,028       725,513      1,209  10,218,355

Deductions:
  Payments to beneficiaries
    and participants         37,110       19,671       15,978          50,243          63,609        21,095      3,622     211,328
   Loan principal repayments
      transfers                (787)      (1,354)      (1,065)         (1,762)           (898)         (380)     6,246        -
   Net forfeitures
     disbursed                9,304         -            -               -               -             -          -          9,304

Total Deductions             45,627       18,317       14,913          48,481          62,711        20,715      9,868     220,632

Increase/(Decrease) In Net
  Assets Available
  For Benefits
  Before Transfers        4,593,386      781,707      502,750       1,456,424       1,967,317       704,798     (8,659)  9,997,723

Net Transfer From WCSC,
  Inc. 401(K)
  Profit Sharing Plan       246,821      428,827      283,438         360,968         606,049       218,674     76,342   2,221,119

Net Transfer (To)
  From Other Funds           59,280      (99,980)      (3,801)         23,697          42,297       (21,493)      -          -

Increase In Net Assets
  Available For Benefits  4,899,487    1,110,554      782,387       1,841,089       2,615,663       901,979     67,683  12,218,842

Net Assets Available
  For Benefits,
  Beginning of Year           -               -            -               -              -              -          -          -

Net Assets Available
  For Benefits,
  End of Year            $4,899,487   $1,110,554    $ 782,387     $ 1,841,089     $2,615,663     $  901,979   $ 67,683 $12,218,842


See Notes to Financial Statements.

JEFFERSON-PILOT CORPORATION
TEAMSHARE PLAN

NOTES TO FINANCIAL STATEMENTS

Note 1. Organization and Plan Description

Organization: Effective January 1, 1995, Jefferson-Pilot Corporation (the "Company") established a profit sharing plan for its eligible employees and those of any adopting affiliate. The original plan is presently being amended and restated effective January 1, 1995; the amended and restated plan is known as Jefferson-Pilot Corporation Teamshare Plan (the
"Plan"). The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General: The Plan is a defined contribution salary reduction and profit sharing plan that is intended to meet the requirements of Sections 401(a), 401(k) and 401(m) of the Internal Revenue Code of 1986 (the "Code"). It covers substantially all employees of the following participating employers (collectively, the "Sponsor"):

Jefferson-Pilot Corporation
Jefferson-Pilot Life Insurance Company
Jefferson-Pilot Communications Company
Jefferson-Pilot Communications Company of Virginia
WCSC, Inc.
Alexander Hamilton Life Insurance Company of America (effective
  October 6, 1995)
First Alexander Hamilton Life Insurance Company (effective
  October 6, 1995)

The Plan's purposes are to allow eligible employees, including agents and representatives employed under a common law employment relationship, to set aside a portion of their compensation for retirement on a before-tax basis, to encourage employee savings by means of Sponsor matching contributions, and to enable employees to share in the profitable operations of the Sponsor through Sponsor gainshare contributions.

Employees of the Sponsor who (1) were employed on January 1, 1995 or have completed one year of service, as defined by the Plan, if employed after that date and (2) have attained age 21 are eligible to participate in the Plan. The entry date for Plan participation is the first day of each calendar quarter. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Company serves as Plan administrator and named fiduciary.

Effective October 6, 1995, the Company's Board of Directors authorized Alexander Hamilton Life Insurance Company of America ("AH Life") and First Alexander Hamilton Life Insurance Company ("FAHL"), both acquired subsidiaries of the Company, to become participating employers in the Plan. Eligible employees of AH Life and FAHL who were participants in the Household International Tax Reduction Investment Plan (TRIP) became participants in the Plan on October 6, 1995. See Note 5.

Effective October 1, 1995, WCSC, Inc. 401(k) Profit Sharing Plan
(the "WCSC Plan") was merged into the Plan. The WCSC Plan was sponsored by WCSC, Inc., which was acquired by Jefferson-Pilot
Communications Company in 1993.

Note 1.        Organization and Plan Description (Continued)

Compensation:   Compensation as defined by the Plan includes the base
salary paid to a participant during a Plan year, including salary reduction contributions made on behalf of a participant under any plan maintained by the Sponsor under Section 125 or 401(k) of the Code. For certain employee groups, it also includes other elements of annual compensation as specifically set forth in the Plan document.

Funding: Eligible participants may elect to reduce their compensation by a specified whole percentage up to 15 percent, not to exceed an annual dollar limit established by the Internal Revenue Service ("IRS") ($9,240 for 1995) and to have the amount of such reduction contributed to the Plan as a before-tax contribution. The Plan permits contribution of eligible rollover distributions as defined in the Code and permits participants employed by AH Life and FAHL to transfer after-tax contributions accounts from the TRIP, but does not otherwise permit after-tax contributions.

In 1995, Sponsor matching contributions were equal to the lesser of (1)
10 percent of a participant's total before-tax contributions for the Plan year or (2) .6 percent of a participant's compensation for the portion of the year during which the participant elected to make before-tax contributions, including any period when the participant could not contribute due to IRS limits. For Plan years beginning January 1, 1996, the Sponsor will make matching contributions for each pay period in an amount equal to 10 percent of a participant's before-tax contributions for the pay period that does not exceed 6 percent of the participant's compensation for that period. For participants employed by AH Life and FAHL, matching contributions for the period from October 6, 1995 through December 31, 1995 were equal to 100 percent of the first 6 percent of compensation contributed by participants as before-tax contributions. Effective January 1, 1996, matching contributions made on behalf of participants employed by AH Life and FAHL will be determined in a manner consistent with other matching contributions.

"Gainshare" contributions are subject to approval by the Compensation Committee of the Company's Board of Directors. Gainshare contributions are made by the Sponsor on behalf of participants (1) who meet certain eligibility requirements specified in the Plan document and (2) whose employer, business unit and, if applicable, business subunit satisfy predetermined financial performance standards, in amounts of up to 4 percent of compensation.

Employees in Puerto Rico and the U. S. Virgin Islands are not eligible for before-tax or matching contributions, but may participate in gainshare contributions when the eligibility requirements and performance standards are met.

Investment options: A participant may elect to have before-tax and rollover contributions directed to any one or more of the following investment funds (the "Funds") in 5 percent increments:

Jefferson-Pilot Common Stock Fund - Contributions are invested exclusively in the common stock of Jefferson-Pilot Corporation.

JP Life Guaranteed Fund - Contributions are invested in, and participate in the investment income of, the Jefferson-Pilot Life Insurance Company General Account.

Note 1.        Organization and Plan Description (Continued)

JP Investment Grade Bond Fund - Contributions are invested in units of a registered investment company that invests in U. S.
Government obligations and/or high-quality corporate debt securities.

Fidelity VIP Equity-Income Fund - Contributions are invested in units of a registered investment company that invests in dividend-paying corporate stocks with a portfolio objective of achieving a dividend yield in excess of that of the Standard & Poors ("S&P") 500.

Fidelity VIP Growth Fund - Contributions are invested in units of a registered investment company that invests in corporate stocks or other instruments with a portfolio objective of achieving long-term growth.

Fidelity VIP Overseas Fund - Contributions are invested in units of a registered investment company that invests primarily in foreign corporate stocks.

Participants may change investment elections for future contributions at any time and, subject to rules and limitations imposed by the Company or by a Fund, may transfer assets among Funds. Upon notice to the participants, the Company may limit the amount or percentage of contributions that a participant may direct to one or more of the Funds. In the event a participant fails to make an investment election, such participant's account is invested in the JP Life Guaranteed Fund. Participants employed by AH Life and FAHL did not have the right to direct investment of contributions prior to January 1, 1996, but had all before-tax and rollover contributions between October 6, 1995 and December 31, 1995 invested in the JP Life Guaranteed
Fund. As of January 1, 1996 participants could reallocate these amounts to other Plan investment options. Participants employed by AH Life and FAHL may direct contributions in the same manner as other participants effective January 1, 1996. Sponsor matching and gainshare contributions are at all times invested in the Jefferson-Pilot Common Stock Fund, with diversification into other Funds permitted only by participants who have (1) attained age 55 and completed 5 years of vested service or (2) incurred a disability.

Participant accounts and forfeitures: A separate account is established for each participant on their Plan entry date and its balance represents the total proportionate interest of a participant or former participant in the Plan's net assets available for benefits. The balance of a participant's account consists of the sum of the following subaccounts:

After-tax contributions account - the portion that evidences the value of any after-tax contributions account transferred to the Plan from the TRIP

Before-tax contributions account - the portion that evidences the value of before-tax contributions, plus the value of any similar accounts transferred from the TRIP and the WCSC Plan

Matching contributions account - the portion that evidences the value of matching contributions

Gainshare contributions account - the portion that evidences the value of gainshare contributions

Note 1.        Organization and Plan Description (Continued)

Rollover contributions account - the portion that evidences the value of eligible rollover distributions contributed to the Plan, plus the value of any matching and/or rollover contributions accounts transferred from the TRIP and the WCSC Plan

WCSC account - the portion that evidences the value of any profit sharing account transferred to the Plan from the WCSC Plan

In addition to contributions, participant accounts are credited or charged with investment income, including net appreciation
(depreciation) in value of the Funds and any Plan expenses not absorbed by the Sponsor.

The nonvested portion of the matching contributions account, the gainshare contributions account and the WCSC account are forfeited upon termination of employment with the Sponsor. The Plan provides for restoration of forfeitures to participants who are later reemployed by the Sponsor in certain circumstances. Forfeitures are charged to the accounts of terminated participants and used to reduce future matching and gainshare contributions.

Investment income, including net appreciation (depreciation) in value of the Funds, is allocated to subaccounts in the same ratio that the value of the subaccount bears to the sum of the values of all participants' accounts.

Administration and plan expenses:   As Plan administrator, the
Company provides certain services to the Plan and engages other sponsoring employers and unrelated parties to assist in providing those services. The Plan provides that investment and administrative expenses of the Plan will be paid from the Plan's assets unless paid by the Sponsor. During 1995, neither the Sponsor nor any of its employees received compensation from the Plan for services provided and all expenses for the services of other parties were paid for by the Sponsor.

Vesting: Participants have a fully vested interest in their after-tax contributions, before-tax contributions and rollover contributions accounts at all times. The matching contributions, gainshare contributions and WCSC accounts vest according to the following schedule:

Years of Vesting Service        Vested Percentage
      Fewer than 5                      0%
      5 or more                       100%


The vested percentage of a participant's Sponsor contribution accounts becomes 100 percent in the event of death, attainment of age 65 or incurrence of a disability prior to the termination of service.

Note 1.        Organization and Plan Description (Continued)

Participant loans: Participants and former participants with remaining account balances may borrow from their accounts if (1) there is an immediate and heavy financial need (hardship withdrawals under Code Section 401(k)) and (2) at least two years have elapsed since the member first made contributions to the Plan. Participants employed by AH Life and FAHL may borrow from their accounts after at least two years have elapsed since the member first made contributions to TRIP, but in no event prior to October 1, 1996.

Participant loans may range from a minimum amount of $1,000 up to a maximum amount equal to the lesser of (1) 50 percent of the sum of the before-tax contributions account, the rollover contributions account and the WCSC contributions account or (2) $50,000 reduced by the highest outstanding balance of prior loans from the Plan or any other qualified retirement plan maintained by a sponsoring employer during the one-year period ending on the day prior to the loan. Maturities generally range up to 5 years. The loans are secured by the participants' account balances and bear interest at a rate equal to the prime lending rate reported in the Wall Street Journal on the last business day of the calendar quarter, plus one percentage point. Principal and interest are repaid in equal installments, each payroll period.

Payment of benefits and withdrawals: The amount of benefit to which a participant or former participant is entitled upon retirement is that which can be provided from their account.
A participant who incurs a termination of service for reason other than death may elect either a lump-sum payment or periodic installments in substantially equal amounts for a period of years not to exceed 15. Distributions are paid in cash, except that distributions from the Jefferson-Pilot Common
Stock Fund may be in shares of the Company's common stock, if so elected. Distributions upon death of a participant are generally paid in cash, except that beneficiaries may make share elections with respect to distributions from the Jefferson-Pilot
Common Stock Fund. Certain annuity benefit forms apply to a participant employed by AH Life and FAHL who became a participant in the TRIP prior to July 1, 1989 and whose accounts in the TRIP were transferred to the Plan. Participant account balances of $3,500 or less may be distributed in a single lump-sum cash payment. The Plan permits participants to elect direct rollover distributions to an eligible retirement plan.

In-service withdrawals are permitted only under certain specific provisions of the Plan.

Amendment and termination: The Company has the right to amend and, although it does not expect to do so, to terminate the Plan at any time. Plan amendments may be retroactive if necessary or appropriate to meet the requirements of Code Section 401(a). No amendment may decrease the accrued benefit of any participant or cause the assets of the Plan to be used for purposes other than for the participants' exclusive benefit. Upon termination, participants' accounts become fully vested and will be distributed at the time and in the manner prescribed by the Code.

Note 1.        Organization and Plan Description (Continued)

Income taxes: While no determination letter has been obtained, the Sponsor intends to submit the amended and restated Plan to the IRS by a date (expected to be on or about September 1, 1996) which will allow sufficient time for any remedial amendments that may be required. The Company and the Plan's tax counsel believe that the Plan is currently designed and operating in compliance with the applicable requirements of the Code, that the Plan was qualified and that the related trust was tax-exempt as of December 31, 1995. Accordingly, no provision for income taxes has been reflected in the Plan's financial statements. Participants are not liable for federal income taxes on employer contributions or investment income allocated to their accounts until such amounts are distributed or withdrawn.

Note 2.  Summary of Accounting Policies

Basis of accounting: The financial statements have been prepared on the accrual basis of accounting in conformity with generally accepted accounting principles.

Investment valuation: The Jefferson-Pilot Common Stock Fund is stated at market value determined based on the quoted market price for the Company's common stock, which is traded on the New York Stock Exchange. The JP Life Guaranteed Fund is stated at contract value, representing contributions made to the Fund, plus earnings credited, less benefits paid and any expense
charges.   Investments in JP Investment Grade Bond Fund and the
Fidelity VIP Funds are stated at the Funds' unit values. Unit values are determined by the organizations sponsoring the Funds, by dividing a Fund's net assets by its units outstanding at the valuation date. The Loan Fund is stated at the amount of participant loans outstanding.

Interest income is recorded on an accrual basis and dividends are recorded on the ex-dividend date.

Note 3.  Investment Information

Investments and the approximate number of participants with investments in each Fund are as follows as of December 31, 1995:

                       Number of       Number of
Description          Participants   Shares or Units    Cost       Fair Value

Jefferson-Pilot
 Common Stock Fund      2,050           55,123      $2,251,193    $2,563,231

JP Life
  Guaranteed Fund       1,120        1,083,434       1,083,434     1,083,434

JP Investment Grade
  Bond Fund               850           65,356         731,870       782,387

Fidelity VIP Equity-
  Income Fund           1,400          136,106       1,613,104     1,841,089

Fidelity VIP Growth
   Fund                 1,600          190,380       2,360,547     2,615,663

Fidelity VIP
  Overseas Fund         1,240           81,820         850,839       901,979

Loan Fund                  15             -             67,683        67,683
                                                    $8,958,670    $9,855,466

The following is a summary of the quarter-end share or unit values of investments during 1995:
                                                  1995
                                March 31   June 30   September 30   December 31
Jefferson-Pilot Common
  Stock Fund                    $ 39.42    $ 36.50      $ 43.08      $ 46.50
JP Life Guaranteed Fund            1.00       1.00         1.00         1.00
JP Investment Grade Bond Fund     10.5326    11.2600      11.4684      11.9711
Fidelity VIP Equity-Income Fund   10.9219    11.7579      12.7438      13.5269
Fidelity VIP Growth Fund          10.7447    12.6194      14.3368      13.7392
Fidelity VIP Overseas Fund         9.9572    10.5003      10.7977      11.0240

The share values presented above for the Jefferson-Pilot Common Stock Fund have been retroactively adjusted to reflect a three-for-two common stock split which was effected as a 50% stock dividend distributed on December 22, 1995 to holders of record as of December 8, 1995.

The average yield of JP Life Guaranteed Fund for 1995 approximated 6% and the credited interest rate as of December 31, 1995 was 5.5%.
Crediting interest rates are normally adjusted annually and a minimum crediting rate of 3.5% applies.

The Sponsor's matching and gainshare contributions are not participant-directed upon contribution to the Plan. Activity related to amounts that were not participant-directed follows:

      Matching contributions                    $    579,898
      Gainshare contributions                      2,313,247
      Net investment income related
        to matching contributions                    111,203

      Amounts included in net assets of
         Jefferson-Pilot Common Stock Fund      $  3,004,348


Note 4.  Participant Withdrawals Payable

As of December 31, 1995, approximately $100,000 was payable to participants who were in the process of withdrawing their vested account balances.

Note 5.  Asset Transfers From TRIP

The Plan's management expects assets to be transferred from the TRIP to the Plan during 1996, in an amount equal to the account balances in the TRIP of AH Life and FAHL employees who became participants in the Plan effective October 6, 1995. The approximate value of those account balances as of May 31, 1996 was $20.5 million.

Note 6.   Fair Value of Financial Instruments

The carrying amounts of all of the Plan's assets approximate their fair values as of December 31, 1995.

JEFFERSON-PILOT CORPORATION
TEAMSHARE PLAN

ASSETS HELD FOR INVESTMENT
December 31, 1995

                                      Number of                       Fair
Description of Investment          Units or Shares       Cost         Value

Jefferson-Pilot Common Stock Fund   55,123.000000   $  2,251,193   $ 2,563,231

JP Life Guaranteed Fund          1,083,434.000000   $  1,083,434   $ 1,083,434

JP Investment Grade Bond Fund,
  registered investment company
  units                             65,356.493296   $    731,870   $   782,387

Fidelity VIP Equity-Income Fund,
  registered investment company
  units                            136,106.077892   $  1,613,104   $ 1,841,089

Fidelity VIP Growth Fund,
  registered investment company
  units                            190,379.637652   $  2,360,547   $ 2,615,663

Fidelity VIP Overseas Fund,
  registered investment company
  units                             81,819.650953   $    850,839   $   901,979

Loans to participants                    N/A        $     67,683   $    67,683

JEFFERSON-PILOT CORPORATION
TEAMSHARE PLAN

SCHEDULE OF REPORTABLE TRANSACTIONS
Year Ended December 31, 1995

                               Total       Total     Total       Total       Total
                              Number of  Number of  Purchase    Selling      Gain
Description of Asset          Purchases    Sales     Price       Price      (Loss)

Jefferson-Pilot Common
  Stock Fund                       90       4      $2,287,760   $  36,567   $  -
JP Life Guaranteed Fund            93       5      $1,193,356   $ 109,922   $  -
JP Investment Grade Bond Fund      83       5      $  755,969   $  24,099   $  -
Fidelity VIP Equity-Income Fund    87       5      $1,654,605   $  46,502   $5,001
Fidelity VIP Growth Fund           89       6      $2,428,149   $  67,602   $  -
Fidelity VIP Overseas Fund         87       7      $  878,134   $  27,777   $  482

Transfer of assets from
WCSC, Inc. 401(k) Profit-
Sharing Plan, (included in
  purchases above) invested in:
  Jefferson-Pilot Common
      Stock Fund                    1       -      $  246,821   $    -      $  -
  JP Life Guaranteed Fund           1       -         428,827        -         -
  JP Investment Grade Bond Fund     1       -         283,438        -         -
  Fidelity VIP Equity-Income Fund   1       -         360,968        -         -
  Fidelity VIP Growth Fund          1       -         606,049        -         -
  Fidelity VIP Overseas Fund        1       -         218,674        -         -
  Loan Fund                         1       -          76,342        -         -
                                    7       -      $2,221,119   $    -      $  -

                            SIGNATURES


The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized, on June 28, 1996.


                                      JEFFERSON-PILOT CORPORATION

                                      By:  /s/ Hoyt J. Phillips
                                      Senior Vice President,
                                        Human Resources

                                                         EXHIBIT



        CONSENT OF MCGLADREY & PULLEN, LLP, INDEPENDENT AUDITOR


     We hereby consent to the incorporation by reference in Jefferson-Pilot Corporation's Registration Statement on Form S-8 (No. 33-56369) of our report dated June 28, 1996, with respect to the financial statements included in the Form 11-K of Jefferson-Pilot Corporation Teamshare Plan for the year ended December 31, 1995.

                                   McGladrey & Pullen, LLP


Greensboro, North Carolina
June 28, 1996